EXHIBIT (H)(6)

ZIEGLER CAPITAL MANAGEMENT, LLC
200 South Wacker Drive
Suite 2000
Chicago, Illinois 60606

December 14, 2007

Ziegler Exchange Traded Trust
200 S. Wacker Drive, Suite 2000
Chicago, Illinois 60606
Attn: Board of Trustees

Re: Expense Reimbursement and Fee Waiver Commitment

Ladies and Gentlemen:

This is to confirm the commitment of Ziegler Capital Management, LLC, as investment adviser to Ziegler Exchange Traded Trust, to waive fees and/or reimburse expenses of the Ziegler Exchange Traded Trust NYSE Arca Tech 100 ETF so as to cap its annual operating expense ratio of average daily net assets from March 1, 2008 through February 28, 2009 at the following level:

Expense Cap

NYSE Arca Tech 100 ETF	0.50%

Very truly yours,
By: /s/ Brian K. Andrew Title: President